UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated January 22, 2014 announcing that the Company has entered into an amended and restated equity distribution agreement with Morgan Stanley & Co. LLC.  Attached hereto as Exhibit 2 is a copy of the executed amended and restated equity distribution agreement by and between the Company and Morgan Stanley & Co. LLC.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: January 23, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO - Announces the Amended and Restated Equity Distribution Agreement

Press release from Frontline Ltd. 22.01.2014

Frontline Ltd. (NYSE:FRO) (“Frontline”) announces that it has filed with the United States Securities and Exchange Commission a prospectus supplement covering the amendment and restatement of its previously announced equity distribution agreement with Morgan Stanley & Co. LLC, (“Morgan Stanley”), under which the amount of new ordinary shares Frontline may offer and sell, at any time and from time to time through Morgan Stanley in an at-the-market offering, was increased to having aggregate sales proceeds of up to $100.0 million, from up to $40.0 million.

Sales of Frontline’s ordinary shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering has been filed with the Securities and Exchange Commission. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department or by email at prospectus@morganstanley.com. Links to the filings with the Securities and Exchange Commission of the prospectus and prospectus supplement are also available on Frontline’s website.

January 21, 2014
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

FORWARD LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Frontline’s records and other data available from third parties.  Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, you cannot be assured that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, without limitation: the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including but not limited to changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in Frontline’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Frontline’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with us, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns, instances of off-hire and other important factors.  For a more complete discussion of these and other risks and uncertainties associated with Frontline’s business, please refer to Frontline’s filings with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 2

EXECUTION VERSION

FRONTLINE LTD.

ORDINARY SHARES ($1.00 PAR VALUE PER SHARE)

AMENDED AND RESTATED EQUITY DISTRIBUTION AGREEMENT

January 21, 2014

January 21, 2014

To	Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

Frontline Ltd., a Bermuda exempted company (the "Company"), proposes to issue and sell through Morgan Stanley & Co. LLC, as sales agent (the "Manager"), on the terms set forth in this amended and restated equity distribution agreement (this "Agreement"), ordinary shares, par value $1.00, having an aggregate gross sales price of up to $100,000,000, but in no event more than 100,000,000 shares (the "Shares"). The ordinary shares, par value $1.00, of the Company are hereinafter referred to as the "Ordinary Shares".

The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (File No. 333-185193), including a prospectus, (on Form F-3), relating to the securities registered thereby (the "Shelf Securities"), including the Shares, to be issued from time to time by the Company. The registration statement as of its most recent effective date, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the "Securities Act"), is hereinafter referred to as the "Registration Statement", and the related prospectus covering the Shelf Securities and filed as part of the Registration Statement, together with any amendments or supplements thereto as of the most recent effective date of the Registration Statement, is hereinafter referred to as the "Basic Prospectus". "Initial Prospectus Supplement" means the final prospectus supplement, dated June 6, 2013, relating to the Ordinary Shares, par value $1.00, having an aggregate gross sales price of up to $40,000,000, filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act. "Prospectus Supplement" means the amended final prospectus supplement, relating to the Shares, filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act on or before the second business day after the date hereof, in the form furnished by the Company to the Manager in connection with the offering of the Shares. Except where the context otherwise requires, "Prospectus" means the Basic Prospectus, as supplemented by the Initial Prospectus Supplement and the Prospectus Supplement and the most recent Interim Prospectus Supplement (as defined in Section 6(c) below), if any. For purposes of this Agreement, "free writing prospectus" has the meaning set forth in Rule 405 under the Securities Act. "Permitted Free Writing Prospectuses" means the documents listed on Schedule I hereto or otherwise approved in writing by the Manager in accordance with Section 6(b), and "broadly available road show" means a "bona fide electronic road show" as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms "Registration Statement",

"Basic Prospectus", "Prospectus Supplement", "Interim Prospectus Supplement" and "Prospectus" shall include the documents, if any, incorporated by reference therein as of the date hereof. The terms "supplement", "amendment" and "amend" as used herein with respect to the Registration Statement, the Basic Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are deemed to be incorporated by reference therein (the "Incorporated Documents").

1.            Representations and Warranties. The Company represents and warrants to and agrees with the Manager that:

(a)            The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect; and no proceedings for such purpose are pending before or threatened by the Commission.

(b)            (i) (A) At the respective times the Registration Statement and each amendment thereto became effective, (B) at each deemed effective date with respect to the Manager pursuant to Rule 430B(f)(2) under the Securities Act (each, a "Deemed Effective Time"), (C) as of each time Shares are sold pursuant to this Agreement (each, a "Time of Sale"), (D) at each Settlement Date (as defined below) and (E) at all times during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with any sale of Shares (the "Delivery Period"), the Registration Statement complied and will comply in all material respects with the requirements of the Securities Act and the rules and regulations under the Securities Act; (ii) the Basic Prospectus complied, or will comply, at the time it was, or will be filed, with the Commission, complies as of the date hereof (if filed with the Commission on or prior to the date hereof) and, as of each Time of Sale and at all times during the Delivery Period, will comply in all material respects with the rules and regulations under the Securities Act; (iii) each of the Prospectus Supplement, any Interim Prospectus Supplement and the Prospectus will comply, as of the date that such document is filed with the Commission, as of each Time of Sale, as of each Settlement Date and at all times during the Delivery Period, in all material respects with the rules and regulations under the Securities Act; and (iv) the Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, and any further Incorporated Documents so filed and incorporated by reference, when they are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

(c)           (i) As of the date hereof, at the respective times the Registration Statement and each amendment thereto became effective and at each Deemed Effective Time, the Registration Statement did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of each Time of Sale, the Prospectus (as amended and supplemented at such Time of Sale) and any Permitted Free Writing Prospectus then in use, considered together (collectively, the "General Disclosure Package"), did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) as of its date, the Prospectus did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (iv) at any Settlement Date, the Prospectus (as amended and supplemented at such Settlement Date) did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statement or omission made in reliance upon and in conformity with information furnished in writing to the Company by the Manager expressly for use in the Prospectus or in the General Disclosure Package.

(d)           Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies the Manager, did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus. Each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except for the Permitted Free Writing Prospectuses, if any, and electronic road shows, if any, furnished to and approved by the Manager in accordance with Section 6(b), the Company has not prepared, used or referred to, and will not, prepare, use or refer to, any free writing prospectus.

(e)           (i) At the time of filing the Registration Statement, (A) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus) and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Shelf Securities in reliance on the exemption of Rule 163 under the Securities Act, the Company was not an "ineligible issuer" as defined in Rule 405 of the Securities Act; and (ii) at the time of filing of the Registration Statement, (B) at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares and (C) at the date hereof, the Company was not and is not an "ineligible issuer" as defined in Rule 405 under the Securities Act.

(f)           The Company has been duly incorporated, is validly existing as a company in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in each of the Registration Statement, the Prospectus and the General Disclosure Package and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(g)           Each subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in each of the Registration Statement, the Prospectus and the General Disclosure Package and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims.

(h)           This Agreement has been duly authorized, executed and delivered by the Company.

(i)           The authorized share capital of the Company conforms as to legal matters to the description thereof contained in each of the Registration Statement, the Prospectus and the General Disclosure Package.

(j)           The Ordinary Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(k)           The Shares have been duly authorized and, when issued and delivered and upon receipt of payment in accordance with the terms of this

Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

(l)           The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not (i) contravene any provision of applicable law or the memorandum of association or bye-laws of the Company or (ii) any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or (iii) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except with respect to such agreements and instruments set forth in clause (ii), as would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares.

(m)           There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the General Disclosure Package.

(n)           There are no legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in the General Disclosure Package and proceedings that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, or on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement and the General Disclosure Package or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(o)           The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the General Disclosure Package will not be, required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(p)           The Company is a "foreign private issuer" as defined in Rule 405 of the 1933 Act.

(q)           Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, all interest, dividends and other distributions declared and payable on the Ordinary Shares may under the current laws and regulations of Bermuda be paid in United States dollars and may be freely transferred out of Bermuda, and all such interest, dividends and other distributions will not be subject to withholding or other taxes under the current laws and regulations of Bermuda and are otherwise free and clear of any other tax, duty, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchanges authorities in Bermuda.

(r)           None of the Company or its subsidiaries or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States or the Islands of Bermuda.

(s)           To ensure the legality, validity, enforceability and admissibility into evidence of each of this Agreement, the Ordinary Shares and any other document to be furnished hereunder in Bermuda, it is not necessary that this Agreement, the Ordinary Shares or such other document be filed or recorded with any court or other authority in Bermuda or any stamp or similar tax be paid in Bermuda on or in respect of this Agreement, the Ordinary Shares or any such other document except that (i) the permission of the Bermuda Monetary Authority is required for the sale and subsequent transferability of the Ordinary Shares (such permission having been granted through a notice to the public issued by the Bermuda Monetary Authority dated June 1, 2005); provided the Ordinary Shares remain listed on the New York Stock Exchange or another appointed stock exchange; and (ii) the Prospectus is required to be and will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda.

(t)           All of the vessels described in the Registration Statement, the Prospectus and the General Disclosure Package are owned directly (or as set forth in the Registration Statement, the Prospectus and the General Disclosure Package) by the Company and its subsidiaries; each of the vessels listed on Schedule IV (the "Owned Vessels") hereto has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule IV in the sole ownership of the Company or the subsidiary set forth opposite its name on Schedule IV hereto; the Company and its subsidiaries have good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except as described in the Registration Statement, the Prospectus and the General Disclosure Package, and such other encumbrances that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(u)           Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory agencies or bodies, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have a material adverse effect on the Company and its subsidiaries, taken as a whole. The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(v)           Each Owned Vessel is classed by a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(w)           Since the date of the last audited Company financial statements included in the Registration Statement, the Prospectus and the General Disclosure Package, (i) there has not been a material loss or total loss of or to any of the Owned Vessels, whether actual or constructive, (ii) no Owned Vessel has been arrested or requisitioned for title or hire and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.

(x)           Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, none of the contracts or agreements filed as an exhibit to the Registration Statement or the Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F have been terminated, amended, modified, supplemented or waived; neither the Company nor any subsidiary has sent or received any communication regarding the termination, amendment, modification, supplementation or waiver of, or an intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement; and no such termination, amendment, modification, supplementation or waiver, or intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement has been threatened by the Company or any subsidiary or, to the knowledge of the Company, any other party to any such contract or agreement.

(y)           Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, (A) neither the Company nor any of its subsidiaries is, or has been, in violation of any international, federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, and including conventions adopted by the International Maritime Organization, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials, oily bilge water, harmful organisms or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws") and to the knowledge of the Company, there is no condition or circumstance that would reasonably be expected to prevent, impede or add expense to compliance with applicable Environmental Laws in the future, (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws, (E) neither the Company nor any of its subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and (F) neither the Company nor its subsidiaries reasonably anticipates material capital expenditures relating to any Environmental Laws.

(z)           In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for environmental remediation, for closure of properties or for compliance with Environmental Laws, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(aa)    There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

(bb)    Neither the Company nor any of its subsidiaries or affiliates, nor any director or officer, nor, to the Company's knowledge, any employee or agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action that would result in a violation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or any similar laws in other applicable jurisdictions, including, without limitation, any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any "government official" (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(cc)    To the best of the Company's knowledge, the operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(dd) (i) Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company's knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity ("Person") that is, or is owned or controlled by a Person that is:

(A)           the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the United Nations Security Council ("UNSC"), the European Union ("EU"), Her Majesty's Treasury ("HMT"), or other relevant sanctions authority (collectively, "Sanctions"), nor

(B)           located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria).

(ii)           The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)           to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)           in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)           Except as detailed in Schedule II, for the past 5 years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(ee)    Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Prospectus and the General Disclosure Package, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock, short-term debt or long-term debt of the Company and its subsidiaries, except in each case as described in each of the Registration Statement, the Prospectus and the General Disclosure Package, respectively.

(ff)    The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Registration Statement, the Prospectus and the General Disclosure Package or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere materially with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, in each case except as described in the Registration Statement, the Prospectus and the General Disclosure Package.

(gg)    The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(hh)    No material labor dispute with the employees of the Company or any of its subsidiaries exists, except as described in the Registration Statement, the Prospectus and the General Disclosure Package, or, to the knowledge of the Company, is imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that could have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(ii)         (i) Each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for cash or equity compensation, housing funds, fringe benefits, perquisites, profit-sharing, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits and post-employment, retirement benefits, superannuation funds or pension schemes, in each case which is maintained, administered or contributed to by the Company or any of its subsidiaries and covers any current or former employee, officer, director or individual consultant of the Company or a subsidiary (each an "Employee Plan") has been so maintained, administered or contributed to in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, such that any noncompliance would not reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole; and (ii) no Employee Plan is subject to Title IV of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") and neither the Company nor any of its subsidiaries has any current or contingent liability or obligation with respect to any "defined benefit plan" (as defined in Section 3(35) of, and subject to, ERISA) or "multiemployer plan" (as defined in Section 3(37) of, and subject to, ERISA).

(jj)           The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility (which term shall include P&I clubs) against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, except as described in the Registration Statement, the Prospectus and the General Disclosure Package.

(kk)    The Company and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Company and its subsidiaries, taken as a whole, except as described in the Registration Statement, the Prospectus and the General Disclosure Package.

(ll)           The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement is accurate. Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, since the end of the Company's most recent audited fiscal year, there has been (i) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (ii) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(mm)    The Company maintains an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and such disclosure controls and procedures were effective as of the end of the Company's most recently completed fiscal quarter.

(nn)    The Company and each of its subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, have a material adverse effect) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not have a material adverse effect, or, except as currently being contested in good faith and for which reserves required by U.S. GAAP have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which could reasonably be expected to have) a material adverse effect.

(oo)    The Company was not a passive foreign investment company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and, based on the Company's current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(pp)    The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

2.           Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Manager agree that the Company may from time to time seek to sell Shares through the Manager, acting as sales agent as follows:

(a)           The Company may submit its orders to the Manager by telephone (including any price, time or size limits or other customary parameters or conditions) to sell Shares on any Trading Day (as defined herein) which order shall be confirmed by the Manager (and accepted by the Company) by electronic mail using a form substantially similar to that attached hereto as Exhibit A. As used herein, "Trading Day" shall mean any trading day on the New York Stock Exchange (the "Exchange"), other than a day on which the Exchange is scheduled to close prior to its regular weekday closing time.

(b)           Subject to the terms and conditions hereof, the Manager shall use its commercially reasonable efforts to execute any Company order submitted to it hereunder to sell Shares and with respect to which the Manager has agreed to act as sales agent. The Company acknowledges and agrees that (i) there can be no assurance that the Manager will be successful in selling the Shares, (ii) the Manager will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason and (iii) the Manager shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement.

(c)           The Company shall not authorize the issuance and sale of, and the Manager shall not sell, any Share at a price lower than the minimum price therefor designated by the Company pursuant to Section 2(a) above. In addition, the Company or the Manager may, upon notice to the other party hereto by telephone (confirmed promptly by email or facsimile), suspend an offering of the Shares pursuant to this Agreement; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(d)           The Manager shall provide written confirmation (which may be by facsimile or email) to the Company following the close of trading on the Exchange each day in which Shares are sold under this Agreement setting forth (i) the amount of Shares sold on such day, (ii) the gross offering proceeds received from such sale and (iii) the commission payable by the Company to the Manager with respect to such sales.

(e)           At each Time of Sale, Settlement Date and Representation Date (as defined below), the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement. Any obligation of the Manager to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 5 of this Agreement.

(f)           Notwithstanding any other provision of this Agreement, the Company and the Manager agree that no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and the Manager shall not be obligated to sell or offer to sell, during any period commencing on the first trading day following the end of the first calendar month after each fiscal quarter until the open of business of the commencement of trading on the second full trading day following the filing of a Quarterly Form 6K (as defined below) or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information.

3.           Fee. The compensation to the Manager for sales of the Shares with respect to which the Manager acts as sales agent hereunder shall be equal to 2.0% of the gross offering proceeds of the Shares sold pursuant to this Agreement.

4.           Payment, Delivery and Other Obligations. Settlement for sales of the Shares pursuant to this Agreement will occur on the third Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a "Settlement Date"). On each Settlement Date, the Shares sold through the Manager for settlement on such date shall be issued and delivered by the Company to the Manager against payment of the net proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the Manager's or its designee's account (provided that the Manager shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the Manager harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the Manager any commission, discount or other compensation to which it would otherwise be entitled absent such default.

5.           Conditions to the Manager's Obligations. The obligations of the Manager are subject to the following conditions:

(a)           Since the later of (A) the date of this Agreement and (B) the immediately preceding Representation Date:

(i)           there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization", as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii)           there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from the respective dates of the Registration Statement, the Prospectus and the General Disclosure Package that, in the Manager's judgment, is material and adverse and that makes it, in the

Manager's judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus.

(b)           The Manager shall have received on each date specified in Section 6(l) a certificate, dated such date and signed by an executive officer of the Company, to the effect set forth in Section 5(a)(i) above and to the effect that (i) the representations and warranties of the Company contained in this Agreement are true and correct as of such date; (ii) the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before such date; (iii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission; (iv) the Prospectus Supplement, any Interim Prospectus Supplement and each Permitted Free Writing Prospectus have been timely filed with the Commission under the Securities Act (in the case of a Permitted Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act), and all requests for additional information on the part of the Commission have been complied with or otherwise satisfied; (v) as of such date and as of each Time of Sale, if any, subsequent to the immediately preceding Representation Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (vi) as of such date and as of each Time of Sale, if any, subsequent to the immediately preceding Representation Date, the General Disclosure Package did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no such certificate shall apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Manager expressly for use in the General Disclosure Package.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(c)           The Manager shall have received on each date specified in Section 6(m), and on such other dates as may be reasonably requested by the Manager, an opinion of (A) Seward & Kissel LLP, outside counsel for the Company, (B) Cains Advocates Limited, outside Isle of Man counsel for the Company, (C) Seward & Kissel LLP, outside Liberia counsel for the Company, and (D) MJM Limited, outside Bermuda counsel for the Company, as applicable, dated such date, to the effect set forth in Schedule V hereto.

The opinion of counsel for the Company described in Section 5(c) above shall be rendered to the Manager at the request of the Company and shall so state therein.

(d)           The Manager shall have received on each date specified in Section 6(n), and on such other dates as may be reasonably requested by the

Manager, an opinion of Simpson Thacher & Bartlett LLP, counsel for the Manager, dated such date, in form and substance reasonably satisfactory to the Manager.

(e)           The Manager shall have received on each date specified in Section 6(o), a letter dated such date in form and substance satisfactory to the Manager, from PricewaterhouseCoopers AS, independent public accountants for the Company, (A) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act, the Exchange Act and the Public Company Accounting Oversight Board, (B) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings (the first such letter, the "Initial Comfort Letter") and (C) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement, the Prospectus Supplement, the Prospectus or any issuer free writing prospectus, as amended and supplemented to the date of such letter.

(f)           On each date specified in Section 6(p), and only to the extent required by the terms of Section 6(p), the Manager shall have received a letter dated such date in form and substance satisfactory to the Manager, from the Chief Financial Officer of the Company, stating, as of such date, the conclusions and findings of such individual, in her capacity as Chief Financial Officer of the Company, with respect to certain current financial information requested by the Manager.

(g)           All filings with the Commission required by Rule 424 under the Act to have been filed by each Time of Sale or related Settlement Date shall have been made within the applicable time period prescribed for such filing by Rule 424 (without reliance on Rule 424(b)(8)).

(h)           The Shares shall have been approved for listing on the Exchange, subject only to a notice of issuance at or prior to the applicable Settlement Date.

6.           Covenants of the Company. The Company covenants with the Manager as follows:

(a)           To furnish to the Manager copies of the Registration Statement (excluding exhibits) and copies of the Prospectus (or the Prospectus as amended or supplemented) in such quantities as the Manager may from time to time reasonably request. In case the Manager is required to deliver, under the Securities Act (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), a prospectus relating to the Shares after the nine-month period referred to in Section 10(a)(3) of the Securities Act, or after the time a post-effective amendment to the Registration Statement is required pursuant to Item 512(a) of Regulation S-K under the Securities Act, upon the request of the Manager, and at its own expense, the Company shall prepare and deliver to the Manager as many copies as the Manager may request of an amended Registration Statement or amended or supplemented prospectus complying with Item 512(a) of Regulation S-K or Section 10(a)(3) of the Securities Act, as the case may be.

(b)           Before amending or supplementing the Registration Statement or the Prospectus, to furnish to the Manager a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Manager reasonably objects (other than any prospectus supplement relating to the offering of Shelf Securities other than the Ordinary Shares); to furnish to the Manager a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Manager reasonably objects; and not to take any action that would result in the Manager or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Manager that the Manager otherwise would not have been required to file thereunder.

(c)           To file with the Commission, subject to Section 6(b) above, subsequent to the date of the Prospectus Supplement and for the duration of the Delivery Period, promptly (1) all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and (2) a Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934 on Form 6-K containing interim financial statements and the information customarily contained in a "management's discussion and analysis of financial condition and results of operations" in respect of such financial statements on at least a quarterly basis (each, a "Quarterly Form 6-K"), and for the duration of the Delivery Period, to include in its Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F and each Quarterly Form 6-K, a summary detailing, for the relevant reporting period, (i) the number of Shares sold through the Manager pursuant to this Agreement, (ii) the net proceeds received by the Company from such sales and (iii) the compensation paid by the Company to the Manager with respect to such sales (or alternatively, to prepare a prospectus supplement (each, an "Interim Prospectus Supplement") with such summary information and, at least once a quarter and subject to Section 6(b) above, file such Interim Prospectus Supplement pursuant to Rule 424(b) under the Securities Act (and within the time periods required by Rule 424(b) and Rules 430A, 430B or 430C under the Securities Act)).

(d)           To file with the Commission any Permitted Free Writing Prospectus to the extent required by Rule 433 under the Securities Act and to provide copies of the Prospectus and such Prospectus Supplement and each Permitted Free Writing Prospectus (to the extent not previously delivered or filed on the Commission's Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto) to the Manager via electronic mail in ".pdf" format on such filing date to an electronic mail account designated by the Manager and, at the Manager's request, to also furnish copies of the Prospectus and such Prospectus Supplement to the Exchange and each other exchange or market on which sales of the Shares were effected, in each case, as may be required by the rules or regulations of the Exchange or such other exchange or market.

(e)           During the Delivery Period to advise the Manager, promptly after it receives notice thereof, of the issuance of any stop order by the Commission, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, to promptly use its best efforts to obtain its withdrawal.

(f)           If, after the date hereof and during the Delivery Period, either

(i)           any event shall occur or condition exist as a result of which the Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file with the Commission any document in order to comply with the Securities Act or the Exchange Act, to promptly advise the Manager by telephone (with confirmation in writing or electronic mail) and to promptly prepare and file, subject to Section 6(b) above, with the Commission an amendment or supplement to the Registration Statement or the Prospectus which will correct such statement or omission or effect such compliance and to furnish to the Manager as many copies as the Manager may reasonably request of such amendment or supplement.

(g)           To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Manager shall reasonably request and to continue such qualifications in effect so long as necessary under such laws for the distribution of the Shares.

(h)           To make generally available to the Company's security holders and to the Manager as soon as practicable an earnings statement covering a period of at least 12 months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158 under the Securities Act).

(i)           Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any Prospectus Supplement, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Shares (within the time required by Rule 456(b)(1), if applicable), all printing costs associated therewith, and the mailing and delivering of copies thereof to the Manager, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 6(g) above, including filing fees and the reasonable fees and disbursements of counsel for the Manager in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum up to a maximum of $15,000, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Manager incurred in connection with the review and qualification by the Financial Industry Regulatory Authority up to a maximum of $10,000, (v) all costs and expenses incident to listing the Shares on the Exchange and other national securities exchanges and foreign stock exchanges, as the case may be, (vi) the costs and charges of any transfer agent, registrar or depositary, and (vii) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section 6, Section 3 and Section 8, the Manager will pay all of its costs and expenses, including any advertising expenses connected with any offers the Manager may make.

(j)           If the third anniversary of the initial effective date of the Registration Statement occurs before all the Shares have been sold, prior to such third anniversary, to file, subject to Section 6(b), a new shelf registration statement and to take any other action necessary to permit the public offering of the Shares to continue without interruption (references herein to the Registration Statement shall include the new registration statement declared effective by the Commission).

(k)           To use its commercially reasonable efforts to cause the Shares to be listed for trading on the Exchange and to maintain such listing.

(l)           Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and each time that (i) the Registration Statement or the Prospectus is amended or supplemented (other than by a prospectus supplement relating solely to the offering of Shelf Securities other than the Shares or the filing of any Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K (other than the filing of any Quarterly Form 6-K that is incorporated by reference into the Registration Statement)) or (ii) there is filed with the Commission an Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F or a Quarterly Form 6-K that is incorporated by reference into the Registration Statement (such commencement date (and any such recommencement date, if applicable) and each such date referred to in (i) and (ii) above, a "Representation Date"), to furnish or cause to be furnished to the Manager forthwith a certificate dated and delivered as of such date, in form reasonably satisfactory to the Manager, to the effect that the statements contained in the certificate referred to in Section 5(b) of this Agreement are true and correct at the time of such commencement, recommencement, amendment, supplement or filing, as the case may be, as though made at and as of such time modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such certificate.

(m)           On each Representation Date, the Company shall cause to be furnished to the Manager, dated as of such date, in form and substance satisfactory to the Manager, the written opinion of (A) Seward & Kissel LLP, outside counsel for the Company, (B) Cains Advocates Limited, outside Isle of Man counsel for the Company, (C) Seward & Kissel LLP, outside Liberia counsel for the Company, and (D) MJM Limited, outside Bermuda counsel for the Company, as described in Section 5(c), modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinion.

(n)           On each Representation Date, Simpson Thacher & Bartlett LLP, counsel to the Manager, shall furnish to the Manager a written opinion, dated as of such date in form and substance reasonably satisfactory to the Manager.

With respect to Sections 6(m) and 6(n) above, in lieu of delivering such an opinion for dates subsequent to the commencement of the offering of the Shares under this Agreement such counsel may furnish the Manager with a letter (a "Reliance Letter") to the effect that the Manager may rely on a prior opinion delivered under Section 6(m) or Section 6(n), as the case may be, to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented as of such subsequent date).

(o)           Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder) and each time that (i) the Registration Statement or the Prospectus is amended or supplemented to include additional financial information (other than the filing of any Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K (other than the filing of any Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Act Exchange of 1934 on Form 6-K containing financial statements of the Company that is incorporated by reference into the Registration Statement)), (ii) the Company files with the Commission an Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F or a Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934 on Form 6-K containing financial statements of the Company that is incorporated by reference into the Registration Statement, or (iii) on such other dates as may be reasonably requested by the Manager, PricewaterhouseCoopers AS, independent public accountants of the Company, shall deliver to the Manager the comfort letter(s) described in Section 5(e).

(p)           Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder) and each time that (i) the Registration Statement or the Prospectus is amended or supplemented to include additional financial information (other than the filing of any Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K (other than the filing of any Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K containing financial statements of the Company that is incorporated by reference into the Registration Statement)), (ii) the Company files with the Commission an Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F or a Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934 on Form 6-K containing financial statements of the Company that is incorporated by reference into the Registration Statement, or (iii) on such other dates as may be reasonably requested by the Manager, the Company shall deliver to the Manager the Chief Financial Officer's certificate described in Section 5(f).

(q)           To comply with the Due Diligence Protocol attached hereto on Schedule III and any other due diligence review or call reasonably requested by the Manager.

(r)           To reserve and keep available at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations hereunder.

(s)           That it consents to the Manager trading in the Ordinary Shares for the Manager's own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

(t)           That each acceptance by the Company of an offer to purchase the Shares hereunder shall be deemed to be an affirmation to the Manager that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the Time of Sale and the Settlement Date for the Shares relating to such acceptance as though made at and as of each of such dates (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(u)           Prior to instructing the Manager pursuant to Section 2 hereof to make sales on any given day (or as otherwise agreed between the Company and the Manager), an officer of the Company, authorized by either the Company's board of directors (the "Board") or any authorized committee of the Board, (i) shall have approved the minimum price and maximum number of Shares to be sold on such day and (ii) shall have provided to the Company authorization in such form as is reasonably satisfactory to the Manager approving such price and number. The instructions provided to the Manager by the Company, pursuant to Section 2, on such day shall reflect the terms of such authorization.

(v)           Not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to sell or otherwise dispose of or agree to dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for the Ordinary Shares or warrants or other rights to purchase the Ordinary Shares or any other securities of the Company that are substantially similar to the Ordinary Shares or permit the registration under the Securities Act of any Ordinary Shares, except for (i) the registration of the Shares and the sales through the Manager pursuant to this Agreement, (ii) any Ordinary Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Prospectus, (iii) any Ordinary Shares issued or options to purchase Ordinary Shares granted pursuant to existing employee benefit plans of the Company or (iv) any Ordinary Shares issued pursuant to any non-employee director stock plan, dividend reinvestment plan or stock purchase plan of the Company, during the Delivery Period, without (A) giving the Manager at least three business days' prior written notice specifying the nature of the proposed sale and the date of such proposed sale and (B) the Manager suspending activity under this program for such period of time as requested by the Company.

(w)           All payments to be made by the Company to the Manager under this Agreement will be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever, unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company will pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

7.           Covenants of the Manager. The Manager covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Manager that otherwise would not be required to be filed by the Company thereunder, but for the action of the Manager.

8.           Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless the Manager, each person, if any, who controls the Manager within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of the Manager within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus, the Prospectus Supplement (including any Interim Prospectus Supplement), the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Manager furnished to the Company in writing by the Manager expressly for use therein.

(b)           The Manager agrees to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Manager, but only with reference to information relating to the Manager furnished to the Company in writing by the Manager expressly for use in the Registration Statement, the Prospectus, the Prospectus Supplement (including any Interim Prospectus Supplement), the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or any amendment or supplement thereto.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing, and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Manager, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)           To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Manager, on the other hand, from the offering of the Shares or (ii) if the allocation provided by Section 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 8(d)(i) above but also the relative fault of the Company, on the one hand, and of the Manager, on the other hand, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Manager, on the other hand, in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company bear to the total commissions received by the Manager. The relative fault of the Company, on the one hand, and the Manager, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Manager and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)           The Company and the Manager agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, the Manager shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares sold by it were offered to the public exceeds the amount of any damages that the Manager has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)           The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Manager, any person controlling the Manager or any affiliate of the Manager or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

9.           Effectiveness. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

10.           Termination. (a) The Company shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time. Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Manager for the Company, the obligations of the Company, including, but not limited to, its obligations under Section 4 above, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 1, Section 3 and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)           The Manager shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that (i) with respect to any pending sale through the Manager for the Company, the obligations of the Company, including, but not limited to, its obligations under Section 4 above, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 1, Section 3 and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)           This Agreement shall remain in full force and effect until and unless terminated pursuant to Section 10(a) or (b) or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 1, Section 3 and Section 8 of this Agreement shall remain in full force and effect.

(d)           Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Manager or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 4.

11.           Entire Agreement. (a) This Agreement represents the entire agreement between the Company and the Manager with respect to the preparation of any Registration Statement, Prospectus Supplement or the Prospectus, the conduct of the offering and the sale and distribution of the Shares.

(b)           The Company acknowledges that in connection with the offering of the Shares: (i) the Manager has acted and will act at arm's length and owes no fiduciary duties to, the Company or any other person, (ii) the Manager owes the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Manager may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Manager arising from an alleged breach of fiduciary duty in connection with the sale and distribution of the Shares.

12.           Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

13.           Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

14.           Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

15.           Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Manager shall be delivered, mailed or sent to Morgan Stanley & Co. LLC, 1585 Broadway, New York, NY 10036 (Attn: Equity Capital Markets Syndicate Desk, with a copy to: Legal Department) with a copy to Lesley Peng, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017; and if to the Company shall be delivered, mailed or sent to Frontline Ltd., Par-la-Ville Place, 14, Par-la-Ville Road, Hamilton, HM 08, Bermuda.

[Signature page follows]

Very truly yours,

FRONTLINE LTD.

By:	/s/ Inger M. Klemp
Name:	Inger M. Klemp
Title:	CFO Frontline Management AS

Accepted as of the date written above

MORGAN STANLEY & CO. LLC

By:	/s/ Steven D. Williams
Name:	Steven D. Williams
Title:	Executive Director